Filed pursuant to Rule 253(g)(2)

File No. 024-11356

Supplement No. 2 to Offering Circular Dated January 13, 2021

ORACLE HEALTH, INC.

910 Woodbridge Court

Safety Harbor, FL 34695

(727) 470-3466; www.Oracle-Health.com

This Offering Circular Supplement No. 2 (the “Supplement”) relates to the Offering Circular of Oracle Health, Inc. (the “Company”), dated January 13, 2021 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 4,000,000 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $8,000,000 (the “Offering”).

This Supplement should be read in conjunction with the Offering Circular and Amended Offering Circular Supplement No. 1 filed with the Securities and Exchange Commission on March 12, 2021 (the “Prior Supplement”), and is qualified by reference to the Offering Circular and the Prior Supplement except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplement, and may not be delivered without the Offering Circular and the Prior Supplement.

The purpose of this Supplement is to reflect that the Company has elected to extend the Offering by an additional eight (8) months to March 13, 2022, but may determine in its sole discretion to terminate the Offering at an earlier date.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 to Offering Circular is July 15, 2021